NEUESSE, INC.

DECEMBER 31, 2021 AND 2020

(UNAUDITED)



McCLURE & WOLF, LLP

CERTIFIED PUBLIC ACCOUNTANTS

Established 1926

538 MORGANTOWN STREET
UNIONTOWN, PA 15401-5412

TELEPHONE 724-437-2000
FAX 724-438-8566

www.mcclurewolfcpas.com

JEFFREY W. McCABE, CPA
ELI T. ELIAS, JR., CPA
CLAYTON E. GREGG IV, CPA
AMANDA J. SMITH, CPA
DREW D. DuPONT, CPA

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors
NeuEsse, Inc.
37 2nd Street
Dunbar, PA 15431

We have reviewed the accompanying financial statements of NeuEsse, Inc. (the Company) (a corporation), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of comprehensive income and changes in stockholders' equity and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Supplementary Information

The supplementary information included in the schedules of operating expenses is presented for purposes of additional analysis and is not a required part of the basic financial statements. The information is the representation of management. We have reviewed the information and, based on our review, we are not aware of any material modifications that should be made to the information in order for it to be in accordance with accounting principles generally accepted in the United States of America. We have not audited the information and, accordingly, do not express an opinion on such information.

McClure & Wolf, LLP

McClure & Wolf, LLP
Uniontown, Pennsylvania
July 8, 2022

NeuEsse, Inc.
Balance Sheets
December 31, 2021 and 2020
(Unaudited)

	2021	2020
ASSETS		
CURRENT ASSETS		
Cash	$ 1,957	$ 13,594
Prepaid insurance	-	1,368
Total Current Assets	1,957	14,962
NONCURRENT ASSETS		
Trademark	1,806	1,806
Patents	213,518	203,125
Total Noncurrent Assets	215,324	204,931
Total Assets	$ 217,281	$ 219,893
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable-trade	$ 325,483	$ 305,609
Notes payable	288,537	272,061
Note payable-PPP	35,100	-
Accrued payroll taxes	2,948	2,456
Accrued interest	26,496	13,247
Accrued other expenses	16,075	10,094
Deferred compensation	983,342	916,676
Total Current Liabilities	1,677,981	1,520,143
Total Liabilities	1,677,981	1,520,143
STOCKHOLDERS' EQUITY		
Common stock, $.000010 par value, 10,000,000 shares authorized, 7,000,000 issued and outstanding	70	70
Retained deficit	(1,460,770)	(1,300,320)
Total Stockholders' Equity	(1,460,700)	(1,300,250)
Total Liabilities and Stockholders' Equity	$ 217,281	$ 219,893


NeuEsse, Inc.
Statements of Comprehensive Income
For the Years Ended December 31, 2021 and 2020
(Unaudited)


	2021	2020
INCOME		
Grant income	$ -	$ 124,763
Total Income	-	124,763
COST OF SALES	-	-
Gross Profit	-	124,763
OPERATING EXPENSES (SCHEDULE)	147,183	656,345
Profit (Loss) From Operations	(147,183)	(531,582)
OTHER INCOME (EXPENSE)		
Interest income	2	316
Finance charges	(20)	-
Interest expense	(13,249)	(10,496)
Total Other Income (Expense)	(13,267)	(10,180)
Net Profit (Loss)	$ (160,450)	$ (541,762)

NeuEsse, Inc.
Statement of Changes in Stockholders' Equity
For the Years Ended December 31, 2021 and 2020
(Unaudited)

| | Common Stock | | | |
	Number	Amount	Retained Deficit	Total Stockholders' Equity
Balance at December 31, 2019	7,000,000	$ 70	$ (758,558)	$ (758,488)
Issuance of Stock	-	-	-	-
Net Loss	-	-	(541,762)	(541,762)
Balance at December 31, 2020	7,000,000	$ 70	$ (1,300,320)	$ (1,300,250)
Issuance of Stock	-	-	-	-
Net Loss	-	-	(160,450)	(160,450)
Balance at December 31, 2021	7,000,000	$ 70	$ (1,460,770)	$ (1,460,700)


NeuEsse, Inc.
Statements of Cash Flows
For the Years Ended December 31, 2021 and 2020
(Unaudited)


	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$ (160,450)	(541,762)
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in:		
Prepaid expenses	1,368	(1,274)
Increase (decrease) in:		
Accounts payable	19,874	272,809
Deferred compensation	66,666	289,727
Accrued expenses	19,722	7,476
Net Cash Provided (Used) By Operating Activities	(52,820)	26,976
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of patents and trademarks	(10,393)	(204,349)
Net Cash Provided (Used) By Investing Activities	(10,393)	(204,349)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of Debt-PPP	35,100	-
Proceeds from notes payable	16,476	92,011
Net Cash Provided (Used) By Financing Activities	51,576	92,011
Net Decrease In Cash	(11,637)	(85,362)
CASH AT BEGINNING OF PERIOD	13,594	98,956
CASH AT END OF PERIOD	$ 1,957	$ 13,594

NeuEsse, Inc.
Notes to the Financial Statements
December 31, 2021 and 2020
(Unaudited)

NOTE 1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

A.   NATURE OF OPERATIONS:

NeuEsse, Inc (the Company) was incorporated under the laws of the State of Delaware on March 25, 2018. The Company's operations consist of commercializing medical devices for wound healing, dermatology, and burns. The Company operates a sales office in the Launchbox incubator in Lemont Furnace, Pennsylvania. Corporate headquarters are located there as well.

B.   METHOD OF ACCOUNTING:

The Company prepares its financial statements on the accrual basis of accounting, recognizing income when earned and expenses when incurred.

C.   USE OF ESTIMATES:

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

D.   SUPPLEMENTAL DISCLOSURES ON CASH FLOWS:

For purposes of the statement of cash flows, the Company considers cash on deposit, cash on hand, money market accounts, and certificates of deposit with original maturities of less than three months to be cash equivalents.

E.   NEW ACCOUNTING PRONOUNCEMENTS:

On February 25, 2016, the Financial Accounting Standards Board issued Accounting Standards Update 2016-02, *Leases (Topic 842),* which requires lessees to recognize an asset and liability associated with the right to use a given asset and obligations to make payments pursuant to the terms of the lease. This standard will be effective beginning January 1, 2022.

NOTE 2:   CASH:

The Company considers all checking and savings accounts to be cash equivalents. Cash and cash equivalents as of December 31, 2021 and 2020 were $1,957 and $13,594, respectively.

NOTE 3:   PATENTS AND TRADEMARKS:

The Company has pending patent and trademark applications associated with various products. These values are reported at cost on the face of the financial statements. As of December 31, 2021 and 2020, the values were $215,324 and $204,931, respectively. Amortization has yet to commence on these associated intangibles.

NOTE 4:   LONG-TERM DEBT:

On March 8, 2021, the Company was granted a loan from Republic Bank in the amount of $35,100, with interest rate of 1.00% per annum, pursuant to the Paycheck Protection Program (PPP) as part of the CARES Act, which was enacted March 27, 2020, provides loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses of the qualifying business. The loan and accrued interest qualified for automatic forgiveness if the total amount is under $150,000. The Company has not yet applied for forgiveness, but we anticipate full forgiveness once this action is taken.

NOTE 5:   CONVERTIBLE DEBT:

The Company's total convertible debt as of December 31, 2021 and 2020 is $265,000. These convertible debt agreements allow for the holder to convert the debt to equivalent values of common stock at a later date. There have been no additional investments in the current year, and no debt was converted.

NOTE 6:   RELATED PARTY TRANSACTIONS:

The Company has several loans from shareholders. These shareholder loans were $23,537 and $7,061 for the years ended December 31, 2021 and 2020, respectively.

NOTE 7:   DEFERRED COMPENSATION ARRANGEMENTS:

The Company has two deferred compensation arrangements. These arrangements are due and payable in the amount of $458,338 for Bruce Mullen and $525,004 for Joseph Connell for the year ended December 31, 2021.

NOTE 8:   CONTINGENCIES:

In the normal course of business, the Company becomes involved in various lawsuits and subjected to certain contingencies. The Company's management intends to vigorously defend any claims which may be asserted.

NOTE 9:   SUBSEQUENT EVENTS:

Management has evaluated subsequent events through July 8, 2022, the date the financial statements were available to be issued. Based upon this evaluation, no significant events were identified that would require adjustment of, or disclosure in, the financial statements.

SUPPLEMENTAL INFORMATON

NeuEsse, Inc.
Schedules of Operating Expenses
For the Years Ended December 31, 2021 and 2020
(Unaudited)

	2021	2020
OPERATING EXPENSES		
Travel	$ 5,588	$ 20,607
Insurance	4,850	3,969
Professional fees	16,439	133,835
Salaries and wages	100,919	474,433
Taxes and licenses	7,516	15,344
Computer expense	6,506	1,805
Marketing	1,000	1,977
Office supplies	3,030	3,500
Other operating	1,335	875
Total Operating Expenses	$ 147,183	$ 656,345